Exhibit 99.1

500.com Limited Announces Change of Board Composition

May 14, 2019

SHENZHEN, China, May 14, 2019—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that effective June 1, 2019, Mr. Huixuan Wang, a director and Chairman of the Board of Directors of 500.com (the “Board”) and the director and Co-President of Tsinghua Unigroup Co., Ltd. (“Tsinghua Unigroup”), has stepped down from the Board. Mr. Xudong Chen has been appointed as a director and Chairman of the Board, effective June 1, 2019. Mr. Chen will join the Compensation Committee and join and chair the Strategy Committee of the Board.

Mr. Chen has been the Executive Vice President of Tsinghua Unigroup since April 2019. Prior to joining Tsinghua Unigroup, Mr. Chen was Co-President of Mobile business of Lenovo Group, President of China Mobile Business of Lenovo Group, President of Global Services of Lenovo Group, Senior Vice President and Executive Vice President of Sanpower Group in charge of 3C Retail Business Group, Senior Vice President of Meituan in charge of B2B Food Supply Chain Business.

“On behalf of the Board of Directors, I would like to express our sincerest gratitude to Mr. Huixuan Wang, for his outstanding contributions to the Company over the past year,” commented Mr. Xudong Chen, Chairman of the Board of Directors of 500.com. “We wish him success in his future endeavors.”

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.